Exhibit 99.1

AIR FRANCE-KLM AND POINTS INTERNATIONAL PARTNERSHIP
GIVES FLYING BLUE MEMBERS ABILITY TO BUY MILES

Points.com to Power New Buy/Gift Platform for Europe’s Largest Frequent Flyer Program

TORONTO (July 9, 2009) -- Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world's leading reward-management site, Points.com, launched a new service today that will give members of Air France-KLM's Flying Blue frequent flyer program the capability to purchase Award Miles on-line.

The service allows Flying Blue’s members to buy miles for themselves or gift miles to other members via Points.com's industry-leading miles and points purchase platform. For the first time, members of Europe’s largest frequent flyer program will have more flexibility in earning miles and achieving award goals faster.

"Our new partnership with Flying Blue adds another key international partner - and the largest loyalty program in Europe - to our roster," said Points International CEO Rob MacLean. "We look forward to working with Flying Blue to provide the solutions which will enable its members to take full advantage of their Award Miles in a completely new way."

Points International will take a lead role in the operation, marketing and commercial transaction support for the Flying Blue Buy Miles service. The Points.com Buy & Gift service enables members of many frequent flyer programs to purchase additional Award Miles online. Like the Flying Blue Buy Miles site, other programs' Web sites are fully hosted and maintained by Points.com and are accessible from links on each program's site. Private-branded to any program Web site's "look and feel" (including branding, color, graphics, images, language, etc.), they create a straightforward and seamless member experience.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

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For more information contact:

Investor relations:
Alex Wellins
The Blueshirt Group
T. (415) 217-7722

Brinlea Johnson
The Blueshirt Group
T. (212) 551-1453

Anthony Lam
Chief Financial Officer
Points International
T. (416) 596-6382; E. anthony.lam@points.com

Media relations:
David Cumptson
Allison & Partners
T. (415) 277-4917; E. david@allisonpr.com

Partnership enquiries:
Martin Tongue
Vice President, Business Development
Points International, Ltd.
T. (416) 596-6363; E. martin.tongue@points.com